Mail Stop 3561

February 5, 2007

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

      Re: ESE Corporation
             Amendment No. 5 to Registration Statement on
             Form SB-2
             Filed December 20, 2006
             File No. 333-128110

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Throughout the prospectus please revise the statement that your officers and directors "have not executed any agreements to lend" you any money. Instead, expressly disclose whether they have an oral agreement to lend money to the company. It is insufficient to state, as you have done, that the" foregoing is oral" since the "foregoing" that you are referencing fails to include disclosure about an agreement. Please clearly disclose whether the officers and directors are legally bound to lend the necessary funds to the company.

2.   We note the disclosure that, "We do not intend engage in a merger or acquisition." In addition to this disclosure, please clearly disclose whether the company intends to enter into a business combination, change of control or similar transaction.

Plan of Operation, page 20

3.   Please update this section. For example, please see paragraph number three on page 21 in which the company states that, "We hope to open our coffee shop on or before December 1, 2006."

4.   Please clarify the ambiguities in the following two assertions: "Rent – shop and equipment $150" at the top of page 22; and "We believe our monthly lease costs for equipment will be $150, and the cost of stocking our inventory will be $675" on page 20.

Results of Operation, page 23

5.   We urge you not to create a vocabulary that is unique to your offering. We reference your definition for the term "financing fees." A second reason for replacing the term is that, by using a term which is different from that you have used in Item 25, that is "legal fees/expenses," you might confuse the reader as to whether you are discussing the same item expense in both instances.

Item 27. Exhibits

6.   Please include Exhibits 10.1 and 10.2 in your list of exhibits.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad Lysiak, Esq.
     Fax: (509) 747-1770